Mail Stop 4561

February 22, 2008

Michele Nakazawa
Chief Financial Officer
Telos Corporation
19866 Ashburn Road
Ashburn, VA 20147

> **Re:** **Telos Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 001-08443**

Dear Ms. Nakazawa:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief